SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Quarterly results for the period January-September 2005” dated on November 08, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

São Paulo, November 08, 2005

Quarterly Results

January – September 2005

Results January – September 2005 - TELESP 1

RESULTS HIGHLIGHTS

	January - September
Unaudited consolidated figures in Reais MM	2005	2004	% Var
Net operating revenues 1/	10,639.8	9,862.1	7.9
EBITDA 2/	4,870.8	4,441.1	9.7
EBITDA margin (%)	45.8%	45.0%	0.7 p.p.
Operating income	1,891.4	1,765.8	7.1
Income before income tax and social contribution	1,932.2	1,794.0	7.7
Net income	1,867.3	1,475.0	26.6

Shares outstanding (million)	493.6	493.6	0.0
EPS	3.78	2.99	26.6

Installed Lines (switching - 000)	14,308.6	14,304.7	0.0
Lines in service (000)	12,453.3	12,359.2	0.8
Telephone density (per 100 inhab.)	31.3%	31.6%	(0.3) p.p.
Lines in service/employee 3/	1,738	1,866	(6.9)
Digitalization (%)	99.2	98.0	1.2 p.p.

l/	The gross operating revenues for the 9M05 amounted to R$15,061.3 million and R$13,619.9 million in the 9M04. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts, totaled R$4,421.4 million in the 9M05 and R$3,757.8 million in the 9M04.
2/	EBITDA = Earnings before interest taxes, depreciation and amortization
3/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 1,084,430 clients in September 2005, increasing 11.1% compared to the 2Q05. When compared with September 2004, the growth was 51.5%, in line with the growth trend of the last quarters and the targets for 2005.

Results January – September 2005 - TELESP 2

Alternative Plans for Fixed Telephony – On March 21, 2005, the Company launched the Family Economy Line. This line has an additional facility compared to the previous Economy lines that allows each member of the household to have his own prepaid card, having exclusive control on his individual expenses. From its launching, more than 830 thousand terminals have been activated in the state of São Paulo. Being a solution for the lower income segments of the population, this product allows the telephone expenses control since the long distance calls and calls to mobile numbers require a pre-paid card. Of the recent launch of the Family Economy Line, 85% of the subscribers were not part of Telesp’s subscriber base.

On May 12, 2005, Telefónica launched the Unlimited Internet Plan. With this plan, the client pays a fixed monthly fee of R$29.90 (promotional price for residential clients) and has around the clock unlimited dial-up Internet access. With this plan, the client surfs the Internet any time he wants to and has a simple and efficient way to control his expenses. Among other results, the average monthly connection time to the Internet increased 3.5 times. From its launching, more than 58 thousand clients have subscribed to this plan.

The alternative plans for fixed telephony increase the profitability of the installed capacity of Telesp and serve the market segments that were previously not given more economical choices for access to fixed telephone. This reflects the commitment of Telesp with the universalization of the telecommunication services in the state of São Paulo, above the regulatory demands, and the socialization of the access to communications and information.

The net operating revenues for the 9M05 totaled R$10,639.8 million and when compared to the R$9,862.1 million of revenues registered in the 9M04, an increase of R$777.8 million, or 7.9%, is recorded. This is mainly due by the tariff increases in 2004 and 2005 besides the growth in the Speedy, Inter-state Domestic Long Distance and Intelligent Line services, which were partially offset by the reduction of the revenues from interconnection. When comparing the 3Q05 with the 3Q04, there is an increase of R$296.8 million, or 8.7%, because of the same aforementioned reasons.

The accumulated EBITDA margin in the 9M05 was 45.8%, an improvement of 0.7 p.p. when compared to the 9M04, fueled by the tariff increases in 2004 and 2005 and the growth in the Speedy service, which were partially offset by the increase in outsourcing and personnel expenses. When comparing the 3Q05 with the 3Q04, a decrease of 0.3 p.p. is recorded, explained by the reduction in intra-state Domestic Long Distance, the growth in outsourcing, personnel and provisions expenses. This effect was partially offset by the tariff increases in 2004 and 2005, as well as the growth in the Speedy service.

Results January – September 2005 - TELESP 3

*	Deductions, ILD, Installation charge, Infrastructure rental, Interconnection and Other additional services.

*	Other operating revenues, Taxes, Supplies, Investment gains and Other operating expenses.

Results January – September 2005 - TELESP 4

The consolidated Capex accumulated until September 2005 totaled R$948 million. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in the keeping and socialization of the traditional services as well as the growth of new services.

The total indebtedness of the Company as of September 30, 2005 was R$3,202.8 million, 54.8% higher than on September 30, 2004 due to the fact that in September 2004, the liquidation of the Comtel contract took place, in the amount of R$944.2 million, which reduces the comparable basis. As of June 30, 2005, the indebtedness of the Company was R$  R$2,911.2 million. The most relevant difference compared to the year 2004 is related to the increased maturity of the debt in light of the issuance of bonds. The indebtedness profile of Telesp is optimize taking into account the financing conditions available in the financial market and given the economic and financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	September/05	June/05	September/04
Short-term Debt	638.8	325.7	1,142.9
Long-term Debt	2,142.2	2,239.4	719.8
Total Debt	2,781.0	2,565.1	1,862.7
Gains / losses with Hedging Operations	421.8	346.2	205.9
Debt (post-Hedging Operations)	3,202.8	2,911.2	2,068.6
Cash	(1,739.0)	(541.2)	(378.9)
Net Debt	1,463.8	2,370.1	1,689.7

Results January – September 2005 - TELESP 5

REVENUES HIGHLIGHTS

Gross Operating Revenues by the end of the September 2005 reached R$15,061.3 million, which represents an increase of R$1,441.4 million, or 10.6%, compared to the same period of the previous year. When comparing the 3Q05 with the 3Q04, the revenues grew R$582.0 million, or 12.4%.

*	Mainly broadband Speedy

*	Mainly broadband Speedy

The changes are explained as follows:

Monthly Subscription Fee: reached R$4,233.1 million in the 9M05, representing an improvement of R$614.3 million, or 17.0% compared to the 9M04, mainly due to the tariff increases in 2004 and 2005, besides the successful marketing of the alternative fixed telephony plans. When comparing the 3Q05 with the 3Q04, a R$203.8 million or 16.0% improvement was noted because of same aforementioned reasons.

Installation Fee: recorded revenues of R$70.4 million in the 9M05, showing an increase of R$6.4 million, or 10.0%, when compared to the same period of the previous year, mainly as a consequence of the installation fee of the Economy Lines, partially counterbalanced by the promotional campaign for the second line, in which the client does not pay the installation fee. When comparing the 3Q05 and the 3Q04, a growth of R$11.1 million, or 62.4% is shown mainly as a result of the installation fee of the Economy Lines.

Results January – September 2005 - TELESP 6

Local Service: totaled R$2,373.2 million in the 9M05, presenting an increase of R$98.8 million, or 4.3%, compared to the 9M04, as a result of the tariff increases in 2004 and 2005, partially offset by a reduction in local traffic (exceeding pulses) of about 8.8%. The decrease in local traffic is mainly the consequence of a fall in dial-up Internet traffic (due to the migration to broadband) and the reconfiguration of the local areas in September and December 2004. Because of this reconfiguration, calls that were previously classified as DC level and billed by pulses with different cadence are now billed as local calls. When comparing the 3Q05 with the 3Q04, a R$110.6 million or 14.7% increase is noted as a result of the tariff increases in 2005, partially counterbalanced by the drop in local traffic (exceeding pulses) of 6.1%.

DLD: totaled R$2,419.5 million in the 9M05, presenting an increase of R$111.0 million, or 4.8%, compared to the 9M04. When comparing the 3Q05 with the 3Q04, there was a decrease of R$17.1 million, or 2.0%. The increase in revenues is explained by the following reasons:

Long distance (intra-state): recorded revenues of R$1,777.9 million in the 9M05, growing R$30.0 million, or 1.7%, when compared to the 9M04, mainly as a result of the tariff increases in 2004 and 2005 and the revenues coming from the use of the access code “15” in other regions, partially counterbalanced by the fall in traffic and the reconfiguration of the local areas. Because of this reconfiguration, calls that were previously classified as Long Distance (level 1) are now billed as local calls. When comparing the 3Q05 with the 3Q04, a decrease of R$48.2 million or 7.3% is noted, mainly due to the reconfiguration of the local areas and the revenues coming from the use of the access code “15” in other regions.

Long distance (inter-state): reached R$641.6 million in the 9M05, showing an improvement of R$81.0 million, or 14.5% when compared to the 9M04, chiefly due to the tariff increases in 2004 and 2005, besides the increase in the usage of the access code “15” in other regions. When comparing the 3Q05 with the 3Q04, an increase of R$31.2 million, or 15.7%, is shown because of the same aforementioned reasons.

Inter-network revenues: added up to R$3,111.9 million in the 9M05, presenting an improvement of R$118.4 million, or 4.0%, compared to the same period of the previous year. When comparing the 3Q05 with the 3Q04, an increase of R$109.8 million, or 11.2%, was registered. Both effects were the consequence of the increased SMP traffic and the increase in the sale of pre-paid cards related to the alternative plans of fixed telephony. It is worth noting that there was a delay in the readjustment of the fixed-to-mobile tariffs (VC1) scheduled for February 2005 and that only took place in June 2005.

ILD: reached R$104.1 million in the 9M05, registering an increase of R$22.3 million, or 27.3%, when compared to the 9M04, primarily due to the growth in traffic and revenues coming from the use of the access code “15” in other regions. An increase of R$7.8 million, or 25.7%, is shown when comparing the 3Q05 with the 3Q04, due to the same aforesaid reasons.

Interconnection Revenues: totaled R$562.6 million in the 9M05, a drop of R$50.3 million, or 8.2%, when compared with the 9M04, chiefly because of the tariff readjustment that had a negative value as a result of the productivity factor considered in the calculation and the reduction of the inter-state Domestic Long Distance traffic. When comparing the 3Q05 with the 3Q04, a reduction of R$34.8 million, or 16.1%, due to the same aforementioned reasons.

Public Telephony: registered R$317.4 million in the 9M05 and when compared to the 9M04, it increased R$69.6 million, or 28.1%, due to the improvement in the sale of public telephone cards, besides the tariff increases in 2004 and 2005. An increase of R$19.6 million, or 22.4%, was recorded when comparing the 3Q05 with the 3Q04, explained by the same aforesaid reasons.

Results January – September 2005 - TELESP 7

Data Transmission: revenues for the 9M05 added up to R$948.6 million, representing a R$302.7 million or 46.9% increase regarding the 9M04. An improvement of R$112.4 million, or 48.3%, was registered when comparing the 3Q05 with the 3Q04. Both effects were caused by the growth in “Speedy” services.

Infrastructure rental: amounted to R$293.1 million in the 9M05, showing an increase of R$2.2 million, or 0.8%, when compared to the 9M04. This effect was chiefly the result of revenues for rental for the wholesale exploitation of dedicated lines of 2MB (2MB EILD) and local access to packaged network. When comparing the 3Q05 and the 3Q04, a contraction of R$2.1 million, or 2.1%, is recorded.

Others: amounted to R$627.4 million in the 9M05, showing a R$145.9 million or a 30.3% increase when compared with the 9M04, mainly as a consequence of the improvement in the revenues coming from the Intelligent Line services (value added services for fixed telephony) and the revenues related to the administration of telephony services in commercial building by the subsidiaries Assist Telefônica and Atrium. When comparing the 3Q05 with the 3Q04, an increase of R$60.8 million, or 38.2%, was recorded, due to the same aforementioned reasons. It is worth mentioning that more than 60% of the clients are subscribing at least one intelligent line service, such as voice mail, caller ID, etc.

Results January – September 2005 - TELESP 8

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 9M05 reached R$5,769.1 million, an advance of R$348.1 million, or 6.4% compared to the 9M04. When comparing the 3Q05 with the 3Q04, there was an increase of R$168.8 million, or 9.3%.

Personnel expenses added up to R$452.2 million in the 9M05, which represents an increase of R$47.2 million, or 11.7%, when compared to the 9M04, mainly due to the salary increase of 6% in September 2004, the Career Plan that benefited approximately 3,000 employees and the increase in the headcount as a result of the internalization of the systems administrative services that were previously outsourced, besides the incorporation of Atrium. These effects were partially compensated by the application of an Early Retirement Program (PDI) during the 1H04, which increased the comparable basis of that period. When comparing the 3Q05 with the 3Q04, an increase of R$26.5 million, or 20.2%, was shown chiefly due to annual salary increase and the incorporation of Atrium.

Results January – September 2005 - TELESP 9

General and administrative expenses in the 9M05 totaled R$4,910.2 million, registering an improvement of R$311.8 million, or 6.8%, compared to the 9M04. A growth of R$104.3 million, or 6.7% was registered, when comparing the 3Q05 with the 3Q04.

The General and Administrative Expenses changes are explained as follows:

Supplies added up to R$100.3 million in the 9M05, presenting a R$5.0 million, or 5.3%, raise when compared to the 9M04, mainly due to the increase in supplies related to public telephone cards, economic line cards, Detecta (called ID service) promotion and supplies for productive plant maintenance. This raise was partially offset by the reduction of costs of merchandise sold as a result of the fall in modem sales, which was outsourced starting in the 2H04. When comparing the 3Q05 and the 3Q04, an increase of R$2.4 million, or 8.4%, is noted, due to the same aforementioned reasons.

Outsourcing expenses totaled R$1,946.6 million in the 9M05, an increase of R$203.8 million, or 11.7%, when compared to the 9M04, chiefly as a result of the increase in expenses related to operating plant services, the increase in Internet IP-network traffic, in light of the increase in the Speedy plant, telemarketing and customer services. When comparing the 3Q05 with the 3Q04, an increase of R$63.1 million, or 10.7%, was registered, mainly due to higher expenses with advertising, telemarketing, maintenance of public terminal and legal issues.

Interconnection expenses amounted to R$2,658.4 million, going up R$65.7 million, or 2.5%, when comparing the 9M05 with the 9M04, mainly as a result of the increased fixed-to-mobile network interconnection and data circuit rental, besides the increased incoming fixed-to-mobile traffic. When comparing the 3Q05 and the 3Q04, there was an increase of R$25.3 million, or 2.8%, mainly due to the increased fixed-to-mobile network interconnection and the readjustments of the interconnection tariffs of other companies. It is worth noting that there was a delay in the readjustment of the fixed-to-mobile tariffs (VC1) scheduled for February 2005 and that only took place in June 2005.

Other Expenses reached R$205.0 million in the 9M05, growing R$37.2 million, or 22.2%, compared to the 9M04, mainly due to the increase in the rental of infrastructure and rental expenses of 3rd party transmission poles, partially offset with the reduction in expenses with administrative building rental. When comparing the 3Q05 with the 3Q04, this entry went up R$13.5 million, or 23.8%, mainly due to the higher infrastructure expenses.

Taxes added up to R$178.4 million in the 9M05, showing a reduction of R$15.7 million, or 8.1%, when compared to the 9M04, chiefly due to the total reduction of the PIS/COFINS rate over financial revenues starting on August 2004, besides the decrease in expenses with the Telecommunications Services Universalization Fund (FUST). From the 4Q04 on and in accordance with Anatel’s authorization, Telesp started to deduce the interconnection expenses and rental of EILDs of the calculation base for the FUST. When comparing the 3Q05 with the 3Q04, a drop of R$9.8 million, or 14.4%, was recorded, mainly as a result of the accounting readjustment of the ISS over Other Revenues that were reclassified as Deductions.

Provisions for bad debt went down R$26.4 million, or 8.1%, when comparing the 9M05 and the 9M04. The accumulated figure for the period represents 2.8% of the total net operating revenues (3.3% in the 9M04). In the 3Q05, this provision represents 2.8% of the net operating revenues. This

Results January – September 2005 - TELESP 10

positive result for the Company is a consequence of the efforts in collection, debt recovery and products more suited to the different market segments, such as the new alternative economy plans. As of September 30, 2005, the Company did not register any client with an outstanding bill that surpassed 1% of the total accounts receivable.

Losses with Investments presented a negative result of R$19.8 million in the 9M05, compared to a negative result of R$1.7 million in the 9M04, which represents a variation of R$18.1 million, because of exchange rate effect in the consolidation of the Aliança Atlântica subsidiary by the equity method. In the 3Q05, a negative result of R$3.6 million was recorded, compared a positive result of R$4.8 million in the 3Q04, a variation of R$1.2 million, due to the same reasons.

Other operating revenues (expenses) registered a negative net variation of R$13.0 million in the 9M05 compared to the 9M04. This behavior is mainly the result of a reduction in accounts receivables related to the SMP service, recovery of taxes and fiscal contingencies (ICMS), which were partially offset by assets write-off and revenues from fines. When comparing the 3Q05 with the 3Q04, there was a negative net variation of R$46.3 million, due to the losses with the SMP services, fiscal contingencies (ICMS) and the reversion of the pension plan and partnerships in modem sales.

Results January – September 2005 - TELESP 11

OTHER HIGHLIGHTS

Depreciation went down R$40.1 million, when comparing the 9M05 with the 9M04, mainly due to the realignment of the Capex levels after the achievement of the universalization targets. When comparing the 3Q05 with the 3Q04, a reduction of R$9.7 million due to the same reasons is recorded.

Net Financial Revenues / (Expenses): the negative financial result increased R$344.1 million when comparing the 9M05 with the 9M04, mainly as a result of a higher provision for Interest on the Company’s Net Worth and the higher interests earned that result from a higher average interest rate in the period. If we compare the 3Q05 with the 3Q04, the negative financial result grew R$249.4 million, due to the same aforementioned reasons. The gross indebtedness and the result of liabilities of loans, financing and commitments for foreign exchange purchases are significantly affected by the risk of the exchange rates. As of September 30, 2005, 45.16% (40.46% as of June 30, 2005) of the financial debt was denominated in foreign currency (US dollar, Canadian dollar and Yen), while 99.73% (99.76% as of June 30, 2005) of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of September 30, 2005, the derivative transactions showed a negative consolidated net result of R$388.9 million, while a liability of R$421.8 million was recorded on September 30, 2005 to acknowledge the temporary loss.

Non-Operating Revenues (Expenses) grew R$12.6 million, or 44.8%, when comparing the 9M05 with the 9M04, chiefly due to the sale of its stake in assets and the result of fines. When comparing the 3Q05 with the 3Q04, an increase of R$0.6 million, or 5.7%, is registered, chiefly due to fines over suppliers.

Loans and Financing: As of September 30, 2005, the Company had R$1,255.8 million (R$1,037.8 million as of June 30, 2005) in loans and financing denominated in foreign currency, from which R$849.4 million (R$544.6 million as of June 30, 2005) were obtained at fixed interest rates, and R$406.3 million (R$493.1 million as of June 30, 2005) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange risk of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, thus the financial results of the Company are affected by the fluctuations of this rate. The position in loans and financing also includes the value of the bonds issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,522.5 million (R$1,523.5 million as of June 30, 2005), as described in the Corporate Events. Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$1,739.0 million (R$541.2 million as of June 30, 2005) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. Book value of those instruments is close to market value because of their short-term maturity. Regarding the variable foreign interest rates, the financing of the Company with the JBIC – Japan Bank for International Cooperation is protected. The Company keeps monitoring the interest rates in the market in order to evaluate the eventual need to contract other derivatives to protect itself against the volatility risk of the variable foreign interest rates on its remaining position.

Results January – September 2005 - TELESP 12

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION

AS OF SEPTEMBER 30, 2005

Telesp	Common	Preferred	Total
Controlling Company	140,040,859	291,819,561	431,860,420
	84.71%	88.90%	87.49%
Minority shareholders	24,020,839	36,148,632	60,169,471
	14.53%	11.01%	12.19%
Treasury	1,258,508	303,879	1,562,387
	0.76%	0.09%	0.32%
Total number of shares	165,320,206	328,272,072	493,592,278

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock - in thousands of R$ (as of 06/30/05):	5,978,074
Book Value per share (R$):	19.89
Capital stock - in thousands of R$ (as of 09/30/05):	5,978,074

Bonds: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM on October 15, 2004. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consists of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber).

The interest of the bonds may be reviewed on September 01, 2007. Conservatively, the Company included in the consolidated schedule of long-term maturity described above, the principal of the bonds in the year 2007, the data for the review of the interest.

Acquisition of Atrium: On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. Santo Genovese is a holding company that had, as its only asset, the shares representative of 99.99% of the capital stock of Atrium. The value of the deal was set in R$113.4 million. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

Dividends and Interest on the Company’s Net Worth - based on the retained earnings of the annual balance sheet of 2004 - On April 02 and 04, 2005, the Company announced the payment of interim dividends and interest on the Company’s net worth for the fiscal year 2005, decided in the Board of Directors’ Meeting held on April 01, 2005, ad referendum of the General Shareholders’ Meeting.

Results January – September 2005 - TELESP 13

Interim Dividends – Fiscal year 2005 - The Company declared interim dividends in the amount of R$1,500,000,000.00 (one billion, five hundred thousand million reais), based on the retained earnings of the last annual balance sheet, in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

INTERIM DIVIDENDS - FISCAL YEAR 2005

(Amout per lote of 1,000 shares - R$)

	Common	Preferred(*)
Amount per lot of 1,000 shares - R$	2.849438	3.134382

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2005, ad referendum of the General Shareholders’ Meeting, in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws.

The payment of this dividend started on April 20, 2005 to the common and preferred shareholders registered as such in the Company’s registry book by the end of the day on April 01, 2005.

Interest on the Company’s net worth – Fiscal year 2005 - The Company declared interest on the Company’s net worth in the amount of R$359,000,000.00 (three hundred fifty nine million reais), subject to income tax withholding of 15%, resulting in a net payment of R$305,150,000.00 (three hundred five million, one hundred fifty thousand reais) in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per lot of 1,000 shares - R$)

	Immune or Exempt Legal Entities (Gross Value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individual (Net Value)
Common Shares	0.681965	0.102294	0.579670
Preferred Shares (*)	0.750162	0.112524	0.637637

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credits were made in the Company’s accounting records on April 30, 2005, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 29, 2005. The payment started on October 24, 2005.

In accordance with the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2005. Immune or exempt entities for tax withholding will receive the payment for the gross value, following the current legislation, upon presenting proof of such condition, according to the notice to the shareholders published on April 02 and 04, 2005.

Results January – September 2005 - TELESP 14

Dividends and Interest on the Company’s Net Worth – based on the retained earnings registered in the balance sheet as of June 30, 2005.

On September 19, 2005, the Company announced the payment of interim dividends and interest on the Company’s net worth for the fiscal year 2005, decided in the Board of Directors’ Meeting held on September 19, 2005, ad referendum of the General Shareholders’ Meeting.

Interim Dividends – Fiscal year 2005 - The Company declared interim dividends in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million reais), based on the retained earnings of the last semester balance sheet, in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

INTERIM DIVIDENDS - FISCAL YEAR 2005

(Amount per share - R$)

	Common	Preferred (*)
Amount per share - R$	2.457954	2.703749

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2005, ad referendum of the General Shareholders’ Meeting, in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws.

The payment of this dividend started on October 24, 2005.

Interest on the Company’s net worth – Fiscal year 2005 - The Company declared interest on the Company’s net worth in the amount of R$241,000,000.00 (two hundred forty one million reais), subject to income tax withholding of 15%, resulting in a net payment of R$204,850,000.00 (two hundred four million, eight hundred fifty thousand reais) in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per share - R$)

Amount per share (R$)	Immune or Exempt Legal Entities (Gross Value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individual (Net Value)
Common Shares	0.459199	0.068879	0.390319
Preferred Shares (*)	0.505119	0.075767	0.429351

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credits were made in the Company’s accounting records on September 19, 2005, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on September 19, 2005. The payment started on October 24, 2005.

In accordance with the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2005. Immune or exempt entities for tax withholding will receive the payment for the gross value, following the current legislation, upon presenting proof of such condition until September 30, 2005, according to the notice to the shareholders published on September 19, 2005.

Results January – September 2005 - TELESP 15

Shares Reverse Split – On February 22, 2005, the Company, represented by its Board of Directors and in compliance with CVM Instruction #358 dated as of January 03, 2002, published a relevant fact and on May 11, 2005 submitted to the Extraordinary General Shareholders’ Meeting, the proposal for the reverse split of the shares representative of the capital of the Company, in accordance with the established on the article 12 of the Law # 6404 dated as of December 15, 1976.

The Meeting unanimously approved the proposal for the reverse split of the total number of the old 165,320,206,602 common shares and 328,272,072,739 preferred shares, representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law #6404/76, in the proportion of 1,000 current shares to 1 share of the respective class, without capital stock decrease. The capital stock is now represented by 493,592,278 shares, from which 165,320,206 are common and 328,272,072 are preferred, and the limit of the authorized capital stock is now 700,000,000 of shares, either common or preferred.

The shareholders of the Company were granted the period between May 12, 2005 and June 24, 2005, so that they, on their own free will, could adjust their shareholder position, by each class, into lots multiple of 1,000 shares, through trading using stock brokers authorized to operate by BOVESPA, as well as to take all the required measures with the Securities and Exchange Commission – SEC. From June 27, 2005 on, the shares representative of the capital stock of the Company started to be traded grouped and on a unitary quotation.

The shares resulting of the remaining fractions of the grouping were totally sold in an auction at the BOVESPA, on July 15, 2005. The resulting values of the auction are available in the name of each shareholder after the financial compensation of the shares sold in the auction, according to a relevant fact published on July 21, 2005.

From June 27, 2005 on, each ADR started to represent 1 preferred share.

Results January – September 2005 - TELESP 16

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2004, based on the participants’ registry book as of September 2004. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2004. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities for pension plans relative to the total liabilities of the pension plan. The total value of the registered liability until September 30, 2005 was R$51.1 million.

Fixed-to-Mobile Tariff Increase – On June 08, 2005, through Edict #50895, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. The VC2 and VC3 calls remain unchanged for the time being.

Tariff Increases – On June 30, 2005, through Edicts #51300 and #51301, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on. The average readjustments were as follows:

Local: 7.27%

Long Distance: 2.94%

TU-RL: -13.32%

TU-RIU: 2.94%

On June 29, 2004, through Edicts #45011 and #45012, ANATEL (Agência Nacional de Telecomunicações) approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction.

The average variations of the tariff baskets were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004 on, the following readjustment indexes were applied to Telefônica’s services:

Pulse: average of 3.22%

Domestic Long Distance: average of 5.22%

Non-residential and trunk monthly fee: average of 7.75%

Residential monthly fee: 3.14%

Installation fee: average of 14.14%

Results January – September 2005 - TELESP 17

The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefônica’s services:

Pulse: average of 3.13%

Domestic Long Distance: average of 4.97%

Non-residential and trunk monthly fee: average of 7.20%

Residential monthly fee: 3.05%

Installation fee: average of 12.40%

Results January – September 2005 - TELESP 18

HISTORICAL SUMMARY

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 31, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

Results January – September 2005 - TELESP 19

On July 06, 2003, the mobile telephony operating companies started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

Results January – September 2005 - TELESP 20

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIODS ENDED ON SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

Unaudited (Million reais)

	January - September			July - September
	2005	2004	% VAR	2005	2004	% VAR
Gross operating revenue	15,061.3	13,619.9	10.6	5,290.6	4,708.6	12.4
Monthly subscription fee	4,233.1	3,618.8	17.0	1,476.9	1,273.1	16.0
Installation charge	70.4	64.0	10.0	28.9	17.8	62.4
Local Service	2,373.2	2,274.5	4.3	861.9	751.3	14.7
DLD	2,419.5	2,308.5	4.8	847.1	864.2	(2.0)
Intra-state	1,777.9	1,748.0	1.7	617.0	665.2	(7.3)
Inter-state	641.6	560.5	14.5	230.1	199.0	15.7
Inter-network revenues	3,111.9	2,993.5	4.0	1,086.3	976.5	11.2
ILD	104.1	81.8	27.3	38.3	30.5	25.7
Interconnection	562.6	612.9	(8.2)	181.4	216.1	(16.1)
Public telephony	317.4	247.8	28.1	107.2	87.6	22.4
Data transmission	948.6	645.8	46.9	345.1	232.7	48.3
Infrastructure rental	293.1	290.9	0.8	97.5	99.6	(2.1)
Others	627.4	481.5	30.3	220.0	159.2	38.2

Deductions	(4,421.4)	(3,757.8)	17.7	(1,568.8)	(1,283.6)	22.2

Net operating revenues	10,639.8	9,862.1	7.9	3,721.8	3,425.0	8.7

Operating expenses	(5,769.1)	(5,421.0)	6.4	(1,992.4)	(1,823.6)	9.3
Personnel expenses	(452.2)	(405.0)	11.7	(157.9)	(131.3)	20.2
General and administrative expenses	(4,910.2)	(4,598.4)	6.8	(1,668.2)	(1,563.8)	6.7
Supplies	(100.3)	(95.3)	5.3	(31.4)	(29.0)	8.4
Outsourcing expenses	(1,946.4)	(1,742.6)	11.7	(651.6)	(588.5)	10.7
Interconnection expenses	(2,658.4)	(2,592.7)	2.5	(914.8)	(889.6)	2.8
Other expenses	(205.0)	(167.8)	22.2	(70.4)	(56.8)	23.8
Taxes	(178.4)	(194.0)	(8.1)	(58.4)	(68.2)	(14.4)
Provisions	(298.0)	(324.4)	(8.1)	(105.6)	(103.0)	2.5
Investment gains (losses)	(19.8)	(1.7)	1,062.6	(3.6)	(4.8)	(24.6)
Other operating revenues / (expenses)	89.5	102.4	(12.7)	1.4	47.7	(97.1)
Earnings before interest taxes, depreciation and amortization - EBITDA	4,870.8	4,441.1	9.7	1,729.4	1,601.4	8.0

Depreciation and amortization	(2,042.3)	(2,082.4)	(1.9)	(676.4)	(686.1)	(1.4)
Financial revenues	531.4	348.8	52.3	219.3	63.0	248.1
Financial expenses	(868.4)	(645.9)	34.5	(328.6)	(163.9)	100.5
Interest on the company’s net worth	(600.0)	(295.8)	102.8	(241.0)	0.0	100.0

Operating income	1,891.4	1,765.8	7.1	702.8	814.4	(13.7)

Non-operating revenues (expenses)	40.8	28.2	44.8	11.7	11.1	5.7

Income before income tax and social contribution	1,932.2	1,794.0	7.7	714.5	825.5	(13.4)

Income tax	(487.9)	(455.7)	7.1	(180.0)	(212.4)	(15.3)
Social contribution	(177.1)	(159.1)	11.3	(65.8)	(74.9)	(12.1)

Income before company’s net worth reversion	1,267.3	1,179.2	7.5	468.7	538.3	(12.9)

Interest on company’s net worth reversion	600.0	295.8	102.8	241.0	0.0	100.0

Net income	1,867.3	1,475.0	26.6	709.7	538.3	31.9

Note:	In order to achieve a better presentation of the Operating Revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in September 2004.

Results January – September 2005 - TELESP 21

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2005 AND JUNE 30, 2005

Unaudited (Million reais)

	2005
	SEPTEMBER/2005	JUNE/2005	% VAR
ASSETS

Current assets	6,150.4	4,610.8	33.4

Cash and cash equivalents	1,739.0	541.2	221.3
Cash and bank accounts	38.3	19.8	92.9
Financial investments	1,700.7	521.3	226.2
Accounts receivable from customers	3,339.3	3,319.5	0.6
Allowance for doubtful accounts	(567.3)	(565.2)	0.4
Recoverable taxes	1,286.9	926.2	38.9
Loans and financial investments	18.0	27.2	(33.7)
Supply and maintenance inventories	78.8	85.9	(8.3)
Recoverable prepaid expenses	118.9	110.5	7.6
Receivables from associated companies	64.9	70.3	(7.7)
Other assets	71.8	95.2	(24.6)

Long-term assets	1,011.9	947.2	6.8

Recoverable taxes	437.0	420.9	3.8
Loans and financial investments	10.6	10.4	1.2
Bail of legal proceedings	462.2	419.1	10.3
Receivables from associated companies	16.5	9.5	74.1
Other assets	85.6	87.3	(2.0)

Permanent Assets	12,653.7	12,981.0	(2.5)

Investments	254.7	261.1	(2.5)
Property, plant and equipment - net	12,309.9	12,617.6	(2.4)
Differed results	89.1	102.3	(12.9)

Total Assets	19,816.0	18,538.9	6.9

LIABILITIES

Current liabilities	6,795.7	4,615.6	47.2

Loans and financing	638.8	325.7	96.1
Suppliers	1,213.3	1,292.7	(6.1)
Consignments	151.4	157.8	(4.0)
Taxes	1,485.0	1,213.0	22.4
Dividends and interest on capital	2,381.7	890.6	167.4
Accrual for contingencies	65.7	58.1	13.0
Payroll and related charges	171.6	150.9	13.7
Unrealized Losses on Hedging Operations	421.8	346.2	21.8
Payables to associated companies	58.8	50.2	17.0
Other liabilities	207.7	130.4	59.3

Long-term liabilities	3,183.6	3,206.9	(0.7)

Loans and financing	2,142.2	2,239.4	(4.3)
Taxes	23.5	24.2	(3.2)
Accrual for contingencies	896.1	858.2	4.4
Payables to associated companies	42.3	13.7	208.3
Other liabilities	79.5	71.3	11.5

Results of future fiscal years	17.5	17.5	0.0

Shareholders’ equity	9,817.5	10,697.4	(8.2)
Capital Stock	5,978.1	5,978.1	0.0
Capital reserves	2,686.9	2,745.5	(2.1)
Profit Reserves	659.6	659.6	0.0
Retained earnings	493.0	1,314.3	(62.5)
Capitalizable Funds	1.6	1.6	0.0

Total liabilities	19,816.0	18,538.9	6.9

Results January – September 2005 - TELESP 22

OPERATING DATA

CONSOLIDATED DATA

		Acumulated Analysis				Quarterly Analysis
		SEPTEMBER/05		SEPTEMBER/04	% VAR	3Q05		2Q05	% VAR
Capital Expenditure (Economic)	R$ MM	948		785	20.7	360		371	(2.9)

Network
Installed Lines (switching)		14,308,575		14,304,712	0.0	14,308,575		14,333,778	(0.2)
Installed Lines - Gain		77,732		55,999	38.8	(25,203)		133,748	N.A
Lines in Service		12,453,292		12,359,157	0.8	12,453,292		12,442,081	0.1
Residential		9,323,461		9,216,524	1.2	9,323,461		9,303,075	0.2
Non-residential		1,413,385		1,439,082	(1.8)	1,413,385		1,417,883	(0.3)
Trunk Lines 1/		1,057,400		1,076,811	(1.8)	1,057,400		1,062,561	(0.5)
Public Lines		329,045		328,515	0.2	329,045		328,848	0.1
Internally used and test lines		330,001		298,225	10.7	330,001		329,714	0.1
Lines in Services - Gain		(9,454)		62,227	(115.2)	11,211		78,129	(85.7)
Average Lines in Service	(ALIS)	12,414,179		12,252,534	1.3	12,443,727		12,386,399	0.5
ADSL		1,084,430		715,600	51.5	1,084,430		976,134	11.1
Digitalization	(%)	99.2		98.0	1.2 p.p.	99.2		98.8	0.4 p.p.

Traffic

Local Pulses - Registered	(pul ooo)	23,917,379		25,389,551	(5.8)	8,039,059		8,013,495	0.3
Local Pulses - Exceeding	(pul ooo)	16,351,694		17,937,479	(8.8)	5,568,229		5,485,012	1.5
Domestic Long Distance 2/	(min ooo)	10,680,905		12,049,395	(11.4)	3,517,890		3,593,171	(2.1)
International Long Distance	(min ooo)	79,739		70,809	12.6	27,671		26,725	3.5

Monthly traffic per ALIS
Local	(pul)	214		230	(7.0)	215		216	(0.1)
DLD	(min)	96		109	(12.5)	94		97	(2.5)
ILD	(min)	0.7		0.6	11.1	0.7		0.7	3.1

Others
Employees		7,789		7,008	11.1	7,789		7,578	2.8
LIS per Employee 3/		1,738		1,866	(6.9)	1,738		1,771	(1.8)
Monthly Net Op. Revenue per ALIS	(R$)	95.2		89.4	6.5	99.7		95.1	4.8
Telephone Density (per 100 inh.)		31.	34/	31.6	(0.3) p.p.	31.	34/	31.4	(0.1) p.p.

l/	Includes ISDN clients.
2/	Includes infra-state, inter-state (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 39,474,109 (source IBGE - September 2005).

Results January – September 2005 - TELESP 23

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS

(in reais - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephone		Local Pulse
		Residential	Non-residential	Trunk Line	Local	Credit
Jun 24, 2001	76.6	23.3	36.4	48.6	0.075	0.075	0.092
Jun28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003 1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005 2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to l00km)	(100 to 300km)	(over 300km)
Jun 24, 2001	0.100	0.160	0.220	0.300
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414

INTERCONNECTION TARIFFS

(in reais - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-to-Mobile
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Feb 3, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003 3/			0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.65714-0.73486
Jul 03, 2005	0.045	0.121

1/	Installation Charge was readjusted on October 04, 2003.
2/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0,150, D2=R$0,216, D3=R$0,308 and D4=R$0,459). There are different tariffs within CETERP’s region.
3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 06,2004, according to the Act 42422, ANATEL (Agéncia Nacional de Telecomunicaćóes) approved the tariff adjustment of the Cellular Móvil Service - SMC and Personal Mobile Service - SMP, with an increase of 6.99% for the VC1, VC2 and VC3 calss throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from February 11, 2004 on.

Note b) On June 08, 2005, through Edict #50895, ANATEL (Agéncia Nacional de Telecomunicaćóes) approved the tariff adjustment of the calls terminated in the Personal Mobile Service - SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. The VC2 and VC3 calls remain unchanged for the time being.

Note c) On June 30, 2005, through Edicts #51300 and #51301, ANATEL (Agéncia Nacional de Telecomunicaćóes) approved the percentages for the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on.

The following average readjustment were applied to the tariff baskets: Local: 7.27%; Long Distance: 2.94%; TU-RL: (-13.32%); TU-RIU: 2.94%.

Results January – September 2005 - TELESP 24

LOANS AND FINANCING

(in thousand of reais)

September 2005

	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Mediocrédito	US$	1.75%	2014	6,843.0	50,129.0	56,972.0
CIDA	CAN$	3.00%	2005	1,360.0	—	1,360.0
		6%+3.75% SPREAD

Loans in local currency	R$	AND CDI +0.40%	UNTIL 2006	2,729.0	341.0	3,070.0

		MONTHLY
Loans in foreign currency			UNTIL 2009	605,682.0	591,750.0	1,197,432.0

Bonds	R$	103.5% OF CDI RATE	UNTIL 2007	22,173.0	1,500,000.0	1,522,173.0

Total				638,787.0	2,142,220.0	2,781,007.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

September 2005

Consolidated	Currency	Interest Rate	Principal	Interest	Balance
Resolution 2770	US$	3.00% TO 6.90%	516,883.0	13,595.0	530,478.0
Resolution 2770	JPY	1.40%	260,432.0	204.0	260,636.0
Untied Loan - JBIC	JPY	LIBOR + 1.25%	388,480.0	952.0	389,432.0
DEG - Deutsche Investitions	US$	LIBOR + 6.00%	15,000.0	1,886.0	16,886.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

September 2005

Year	Amount
2006	341.0
2007	1,620,029.0
2008	387,969.0
2009	103,804.0
FROM 2010 ON	30,077.0

TOTAL	2,142,220.0

Results January – September 2005 - TELESP 25

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

For additional information, please contact:

Investor Relations

Rua Martiniano de Carvalho, 851 – 17th Floor

01321-001 - São Paulo - Brazil

Tel.: +55 11 3549 7200 / 7201

Fax: +55 11 3549 7202

E-mail:

Daniel de Andrade Gomes

dgomes@telefonica.com.br

ri.telefonicabr@telefonica.com.br

www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: November 08, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director